Citigroup Global Markets Holdings Inc.

Offering Summary No. 2018-USNCH0974 dated February 1, 2018 relating to Preliminary Pricing Supplement No. 2018-USNCH0974 dated February 1, 2018

Registration Statement Nos. 333-216372 and 333-216372-01

Filed Pursuant to Rule 433

Buffer Securities Based on the S&P 500® Index Due February-----, 2020

Overview: The securities offered are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity. Instead, the securities offer a payment at maturity that may be greater than, equal to or less than the stated principal amount, depending on the performance of the S&P 500® Index (the “underlying index”) from the initial index level to the final index level.

The securities offer leveraged exposure to a limited range of potential appreciation of the underlying index and a limited buffer against the potential depreciation of the underlying index as described below. In exchange for those features, investors in the securities must be willing to forgo (i) any appreciation of the underlying index in excess of the maximum return at maturity specified below and (ii) any dividends that may be paid on the stocks that constitute the underlying index. In addition, investors in the securities must be willing to accept downside exposure to any depreciation of the underlying index in excess of the 10.00% buffer amount. If the underlying index depreciates by more than the buffer amount from the pricing date to the valuation date, you will lose 1% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer amount.

In order to obtain the modified exposure to the underlying index that the securities provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the securities if we and Citigroup Inc. default on our obligations.

All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.
Underlying index:	The S&P 500® Index (ticker symbol: “SPX”)
Stated principal amount:	$1,000 per security
Pricing date:	February , 2018 (expected to be February 23, 2018)
Issue date:	February , 2018 (three business days after the pricing date)
Valuation date:	February , 2020 (expected to be February 24, 2020), subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	February , 2020 (expected to be February 27, 2020)
Payment at maturity:

For each $1,000 stated principal amount security you hold at maturity:

▪  If the final index level is greater than the initial index level:
$1,000 + the leveraged return amount, subject to the maximum return at maturity

▪   If the final index level is equal to the initial index level or less than the initial index level by an amount less than or equal to the buffer amount:
$1,000

▪   If the final index level is less than the initial index level by an amount greater than the buffer amount:
($1,000 × the index performance factor) + $100.00

Initial index level:	The closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the valuation date
Maximum return at maturity:	The maximum return at maturity will be determined on the pricing date and will be between $155.00 and $165.00 per security (15.50% to 16.50% of the stated principal amount). The payment at maturity per security will not exceed $1,000 plus the maximum return at maturity.
Index performance factor:	The final index level divided by the initial index level
Index percent increase:	The final index level minus the initial index level, divided by the initial index level
Leveraged return amount:	$1,000 × the index percent increase × the leverage factor
Leverage factor:	200.00%
Buffer amount:	10.00%
Listing:	The securities will not be listed on any securities exchange
CUSIP / ISIN:	17324CRH1 / US17324CRH15
This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated February 1, 2018

Selected Risk Considerations

•    You may lose up to 90.00% of your investment. If the underlying index appreciates, you will gain leveraged exposure to a limited range of that appreciation. However, if the underlying index depreciates by more than the buffer amount, you will lose 1% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer amount.

•    The securities do not pay interest.

•    Your potential return on the securities is limited. Your potential total return on the securities at maturity is limited to the maximum return at maturity.

•    Investing in the securities is not equivalent to investing in the underlying index or the stocks that constitute the underlying index.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Hypothetical Payment at Maturity Diagram*
■ The Securities ■ The Underlying Index

*The diagram above illustrates your payment at maturity for a range of hypothetical percentage changes from the initial index level to the final index level. The diagram above is based on a hypothetical maximum return at maturity of $155.00 per security, which is equivalent to 15.50% of the stated principal amount. Your actual payment at maturity per security will depend on the actual maximum return at maturity, which will be determined on the pricing date, the actual initial index level and the actual final index level.